Exhibit (6)(t)(xvii)

College Retirement Equities Fund
730 Third Avenue, New York, NY 10017-3206
Telephone: 800-842-2733

Endorsement to your Deferred Unit-Annuity Certificate

This endorsement is part of your certificate with CREF. It changes a provision of your certificate, as follows:

The provision entitled Allocation of premiums is replaced with the following:

Allocation of premiums. You allocate premiums among the CREF accounts available to this certificate under the Rules of the Fund. You may change your allocation for future premiums at any time. We will allocate your premiums according to the most recent valid instructions we have received from you in a form acceptable to CREF. If no valid allocation instructions have been received, we will allocate premiums in accordance with the terms of your employer plan, or to the CREF Money Market Account if your employer plan does not specify an allocation.

     Your employer plan may limit your right to allocate premiums remitted under that plan to any account other than the CREF Stock Account and the CREF Money Market Account.

President and Chief Executive Officer